[Goldman, Sachs & Co. Letterhead]

April 17, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Midstates Petroleum Company, Inc.

Registration Statement on Form S-1

File No. 333-177966

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between April 9, 2012 and the date hereof 12,509 copies of the Preliminary Prospectus dated April 9, 2012 were distributed as follows: 8,914 to 15 prospective underwriters; 2,499 to 2,499 institutional investors; 10 to 4 prospective dealers; 1,082 to 1,082 individuals and 4 to 4 rating agencies.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 2:00 p.m., Washington D.C. time on April 19, 2012 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

GOLDMAN, SACHS & CO.

MORGAN STANLEY & CO. LLC

WELLS FARGO SECURITIES, LLC

As Representatives of the Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

Underwriters’ Acceleration Request